UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated May 14, 2024 announcing results for the quarter ended March 31, 2024
●	First quarter 2024 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Solid First Quarter 2024 Financial Results

Increasing annual Adj. EBITDA guidance to $130-170 million, up from $100-170 million previously

●	Posted adjusted EBITDA of $25.8 million for the first quarter of 2024
●	Net cash positive for the first time in the Company’s history; all-time low gross debt of $81 million
●	Initiated a quarterly cash dividend of $0.013 per share, paid on March 28, 2024; announcing a second quarter dividend of $0.013 per share, payable on June 27
●	Board approved stock buyback program; shareholder vote to approve buyback scheduled for June 2024 AGM
●	Successfully restarted French operations on April 1, 2024, with all furnaces running
●	Applying for permit to expand silicon metal production in the U.S. to address strong secular trends in solar and EV batteries
●	Signed a memorandum of understanding with Coreshell, followed by an investment post-quarter after strong test results in our lab

LONDON, May 14, 2024 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the first quarter 2024.

Financial Highlights

			%		%
($ in millions, except EPS)	Q1 2024	Q4 2023	Q/Q	Q1 2023	Y/Y

Sales	$391.9	$376.0	4%	$400.9	(2%)
Net (loss) income	$(2.0)	$(11.1)	82%	$21.0	(110%)
Adjusted diluted EPS	$—	$0.07	82%	$0.05	(110%)
Adj. EBITDA	$25.8	$60.3	(57%)	$44.8	(42%)
Operating cash flow	$198.0	$25.1	688%	$134.8	47%
Capital expenditures[1]	$18.2	$25.5	(29%)	$18.0	1%
Free cash flow[2]	$179.8	$(0.4)	(45.509%)	$116.8	54%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “In the first quarter, we continued to make progress in improving Ferroglobe’s financial position, ending the quarter with a positive net cash position for the first time, representing the strongest financial position in the Company’s history. We announced a dividend last quarter and are declaring another dividend of $0.013. Our board recently approved a buyback initiative, and we expect our shareholders to do the same during our annual shareholders’ meeting in June. We will continue to focus on policies that return value to our shareholders.

“As we position the Company to exploit the strong anticipated demand in silicon metal to address the solar and EV battery markets, we are in the process of applying for a permit to expand our silicon metal operations in North America. This will be in the form of a brownfield expansion, which is significantly less costly than a greenfield buildout. In March, we signed a memorandum of understanding with Coreshell, a leading US-based battery technology company, working towards building the world's first battery-grade metallurgical silicon for electric vehicles. Recently we solidified this relationship by making a strategic investment in Coreshell. This is an important opportunity for Ferroglobe to play a key role in the ongoing evolution of the electric vehicle battery market. Using silicon in EV batteries has significant advantages over graphite, including lower cost, an increase of up to 40% in driving range as well as significantly faster charging times. We believe silicon will be an important component in the innovation of EV batteries and we are positioning the company to be an integral part of it.

“The indices across all our businesses are up from the lows. While the initial improvement in prices was driven by supply-related issues, these prices have held strong and we are starting to see some signs of fundamental improvements in demand in the U.S. Accordingly, we are raising the low end of our annual adjusted EBITDA guidance, increasing the range from $100-170 million to $130-170 million,” concluded Dr. Levi.

Consolidated Sales

In the first quarter of 2024, Ferroglobe reported net sales of $391.9 million, an increase of 4% over the prior quarter and a decrease of 2% over the year-ago period.  The increase in our first quarter results is primarily attributable to higher volumes across our product portfolio, partly offset by lower pricing in silicon metal and silicon-based alloys. Over the prior quarter, the sales increase was primarily driven by silicon-based alloys, which accounted for $5 million, and manganese-based alloys, which accounted for $6 million of the increase, while silicon metals sales remained stable.

Product Category Highlights

Silicon Metal

($,000)	Q1 2024	Q4 2023	% Q/Q	Q1 2023	% Y/Y
Shipments in metric tons:	53,183	49,761	6.9%	36,942	44.0%
Average selling price ($/MT):	3,155	3,371	(6.4)%	4,351	(27.5)%

Silicon Metal Revenue	167,792	167,744	0.0%	160,735	4.4%
Silicon Metal Adj.EBITDA	16,071	22,188	(27.6)%	31,120	(48.4)%
Silicon Metal Adj.EBITDA Margin	9.6%	13.2%		19.4%

Silicon metal revenue in the first quarter was $167.8 million, in line with the prior quarter.  The average realized selling price decreased by 6.4%, primarily due to a price decline of 10% in the U.S. Total shipments increased due to higher volumes in EMEA. Adjusted EBITDA for silicon metal decreased to $16.1 million during the first quarter, a decrease of 27.6% compared with $22.2 million for the prior quarter. The Adjusted EBITDA margin in the quarter decreased mainly driven by reduced energy compensation in France in the first quarter of 2024.

Silicon-Based Alloys

($,000)	Q1 2024	Q4 2023	% Q/Q	Q1 2023	% Y/Y
Shipments in metric tons:	51,171	46,446	10.2%	49,100	4.2%
Average selling price ($/MT):	2,188	2,300	(4.9)%	2,756	(20.6)%

Silicon-based Alloys Revenue	111,962	106,826	4.8%	135,320	(17.3)%
Silicon-based Alloys Adj.EBITDA	14,412	34,973	(58.8)%	21,924	(34.3)%
Silicon-based Alloys Adj.EBITDA Margin	12.9%	32.7%		16.2%

Silicon-based alloy revenue in the first quarter was $112.0 million, an increase of 4.8% over the prior quarter. The shipment increase of 10.2% is attributable to stronger volumes in the U.S. Adjusted EBITDA for the silicon-based alloys decreased to $14.4 million in the first quarter of 2024, a decrease of 58.8% compared with $35.0 million for the prior quarter. The Adjusted EBITDA margin decreased in the quarter mainly due to the decrease in average realized price during the first quarter of 2024.

Manganese-Based Alloys

($,000)	Q1 2024	Q4 2023	% Q/Q	Q1 2023	% Y/Y
Shipments in metric tons:	62,320	61,404	1.5%	46,867	33.0%
Average selling price ($/MT):	1,066	985	8.2%	1,316	(19.0)%

Manganese-based Alloys Revenue	66,433	60,483	9.8%	61,677	7.7%
Manganese-based Alloys Adj.EBITDA	5,520	23,886	(76.9)%	2,043	170.2%
Manganese-based Alloys Adj.EBITDA Margin	8.3%	39.5%		3.3%

Manganese-based alloy revenue in the first quarter was $66.4 million, an increase of 9.8% over the prior quarter. The average realized selling price increased by 8.2% and total shipments increased 1.5%. Adjusted EBITDA for the manganese-based alloys portfolio decreased to $5.5 million in the first quarter of 2024, a decrease of 76.9% compared with $23.9 million for the prior quarter. The Adjusted EBITDA margin decrease was mainly driven by reduced energy compensation in France.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $257.4 million in the first quarter of 2024 versus $199.9 million in the prior quarter, an increase of 29%. As a percentage of sales, raw materials and energy consumption for production was 66% in the first quarter of 2024 versus 53% in the prior quarter. This variance was mainly due to higher production costs in Europe related to the idling of operations in France during the first quarter of 2024 compared to the fourth quarter of 2023.

Net (Loss) Income Attributable to the Parent

In the first quarter of 2024, net loss attributable to the parent was $2.0 million, or ($0.01) per diluted share, compared to a net loss attributable to the parent of $11.1 million, or ($0.06) per diluted share in the fourth quarter.

Adjusted EBITDA

In the first quarter of 2024, adjusted EBITDA was $25.8 million, or 6.6% of sales, a decrease of 57.2% compared to adjusted EBITDA of $60.3 million, or 16% of sales in the fourth quarter of 2023. The decrease in the first quarter of 2024 adjusted EBITDA as a percentage of sales is primarily attributable to lower realized prices and lower indirect CO2 and energy compensation in France.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q1 2024	Q4 2023	$	%	Q1 2023	$	Y/Y

Total Cash	$159.8	$137.6	22	16%	$344.2	(184)	(54%)
Adjusted Gross Debt[1]	80.8	238.5	(158)	(66%)	399.7	(319)	(80%)
Net (Cash)/Debt	$(79.0)	$(100.9)	22	22%	$55.5	(134)	(242%)
Total Working Capital	$487.5	$510.7	(23)	(5%)	$582.3	(95)	(16%)
(1)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 for each of th periods presented

The total cash balance was $159.8 million as of March 31, 2024, up $22.1 million from $137.6 million as of December 31, 2023.

During the first quarter of 2024, we generated $198.0 million of operating cash flow and had a negative cash flow from investing activities of $17.5 million. Cash flow from financing activities was negative $156.3 million as we paid the remaining senior secured notes of approximately $150 million.

Total working capital was $487.5 million on March 31, 2024, improving from $510.7 million as of December 31, 2023. The $23.2 million decrease in working capital balance during the quarter was mainly due to a $22.2 million decrease in inventories and a $6.3 million decrease in trade and other receivables, partially offset by a $5.3 million decrease in trade and other payables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “This quarter Ferroglobe turned net cash positive for the first time in its history, a significant milestone for the Company.  We achieved a net cash balance of $79 million at quarter end, representing a total cash of $160 million and adjusted gross debt of $81 million. Our operating cash flow in the quarter was strong, driven by a payment of $154 million from our French energy agreement. Also, for the first time in the Company’s history, we declared a dividend last quarter of $0.013, which was paid on March 28th and are announcing another dividend this quarter of $0.013, which will be payable on June 27th.  With a strong financial position, we are working on various strategies to return value to shareholders. Our board has approved a share buyback program and once approved by our shareholders at our annual general meeting we will implement the buyback strategy.”

Enhanced Capital Return Policy

Ferroglobe's board of directors approved a share buyback program, which requires a shareholder vote as a UK company listed on Nasdaq. As part of the annual general meeting in June, we are seeking authorization of $200 million for a share repurchase program over a 5-year period.

The company paid a quarterly cash dividend of $0.013 per share on March 28, 2024, to shareholders of record as of the close of business on March 22, 2024. A cash dividend of $0.013 per share will be paid on June 27, 2024, to shareholders of record as of June 17, 2024.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on May 15, 2024. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BI3710d5099e3c4756b47a1496c71ce9ab
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/ur2yewsw

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital,adjusted net profit, adjusted profit per share, adjusted gross debt and net cash/debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Sales	$391,854	$375,951	$400,868
Raw materials and energy consumption for production	(257,357)	(199,911)	(255,036)
Energy consumption for production (PPA impact)	(1,932)	339	23,193
Other operating income	10,836	34,944	14,814
Staff costs	(70,519)	(79,761)	(67,543)
Other operating expense	(52,348)	(73,071)	(54,145)
Depreciation and amortization charges	(18,669)	(20,090)	(17,990)
Impairment (loss) gain	—	(23,614)	246
Other gain (loss)	696	(563)	47
Operating profit	2,561	14,224	44,454
Net finance income (expense)	(7,669)	(12,331)	(10,980)
Exchange differences	1,383	(4,897)	1,455
(Loss) profit before tax	(3,725)	(3,004)	34,929
Income tax (expense) benefit	1,155	(4,160)	(9,461)
Total (Loss) profit for the period	(2,570)	(7,164)	25,468

(Loss) profit attributable to the parent	$(2,024)	$(11,118)	$20,991
(Loss) profit attributable to non-controlling interest	(546)	3,954	4,477

EBITDA	$22,613	$29,417	$63,899
Adjusted EBITDA	$25,803	$60,262	$44,767

Weighted average shares outstanding
Basic	187,927	187,872	187,873
Diluted	187,927	187,872	189,629

Profit (loss) per ordinary share
Basic	$(0.01)	$(0.06)	$0.11
Diluted	$(0.01)	$(0.06)	$0.11

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of March 31,	As of December 31,	As of March 31,
	2024	2023	2023
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Intangible assets	193,592	138,345	223,447
Property, plant and equipment	500,940	501,396	497,557
Other financial assets	13,944	19,792	14,702
Deferred tax assets	10,636	8,760	7,123
Receivables from related parties	1,622	1,658	2,915
Other non-current assets	21,770	22,156	19,297
Restricted cash and cash equivalents	—	—	2,175
Total non-current assets	772,206	721,809	796,918
Current assets
Inventories	361,602	383,841	417,042
Trade and other receivables	303,942	310,243	312,452
Receivables from related parties	2,712	2,772	2,728
Current income tax assets	10,740	15,977	7,652
Other financial assets	2	2	2
Other current assets	27,894	186,477	26,914
Assets and disposal groups classified as held for sale	—	—	1,088
Restricted cash and cash equivalents	298	1,179	2,411
Cash and cash equivalents	159,470	136,470	339,611
Total current assets	866,660	1,036,961	1,109,900
Total assets	$1,638,866	$1,758,770	$1,906,818

EQUITY AND LIABILITIES
Equity	$843,702	$869,886	$658,490
Non-current liabilities
Deferred income	77,185	26,980	128,125
Provisions	22,102	19,970	25,027
Provision for pensions	29,293	29,805	25,910
Bank borrowings	14,643	14,913	15,590
Lease liabilities	54,361	20,304	11,744
Debt instruments	—	149,015	304,621
Other financial liabilities	68,186	65,231	39,276
Other obligations	1,536	35,883	36,310
Other non-current liabilities	224	199	22
Deferred tax liabilities	30,253	32,582	35,272
Total non-current liabilities	297,783	394,882	621,897
Current liabilities
Provisions	127,533	122,757	146,308
Provision for pensions	165	169	193
Bank borrowings	42,762	31,635	31,462
Lease liabilities	12,297	8,083	7,492
Debt instruments	—	5,765	4,688
Other financial liabilities	15,190	16,052	123,281
Payables to related parties	3,527	2,429	2,377
Trade and other payables	178,038	183,375	147,150
Current income tax liabilities	6,262	8,351	48,326
Other obligations	11,999	14,183	18,790
Other current liabilities	99,608	101,203	96,364
Total current liabilities	497,381	494,002	626,431
Total equity and liabilities	$1,638,866	$1,758,770	$1,906,818

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
Cash flows from operating activities:
(Loss) profit for the period	$(2,570)	$(7,164)	$25,468
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax (benefit) expense	(1,155)	4,160	9,461
Depreciation and amortization charges	18,669	20,090	17,990
Net finance expense	7,669	12,331	10,980
Exchange differences	(1,383)	4,897	(1,455)
Impairment loss (gain)	—	23,614	(246)
Share-based compensation	928	683	1,905
Other loss (gain)	(696)	562	(47)
Changes in operating assets and liabilities
Decrease (increase) in inventories	19,011	(1,746)	86,275
Decrease (increase) in trade receivables	320	(5,399)	118,714
(Decrease) increase in trade payables	(1,925)	2,879	(73,864)
Other changes in operating assets and liabilities	154,596	(17,067)	(44,100)
Income taxes (paid) received	4,580	(12,701)	(16,298)
Net cash provided by (used in ) operating activities:	198,044	25,139	134,783
Cash flows from investing activities:
Interest and finance income received	741	1,349	668
Payments due to investments:
Intangible assets	(584)	(1,331)	—
Property, plant and equipment	(17,641)	(24,204)	(17,960)
Disposals:
Other non-current assets	—	935	—
Net cash used in by investing activities	(17,484)	(23,251)	(17,292)
Cash flows from financing activities:
Dividends paid	(2,438)	—	—
Proceeds from debt issuance	(147,624)	—	—
Repayment of debt instruments	—	(1,050)	(26,283)
Increase/(decrease) in bank borrowings:
Borrowings	94,611	39,239	109,762
Payments	(83,012)	(58,052)	(141,900)
Payments for lease liabilities	(2,973)	(3,309)	(2,247)
Other (payments) receipts from financing activities	(192)	(4,289)	(17,377)
Interest paid	(14,634)	(2,923)	(18,192)
Net cash (used in) provided by financing activities	(156,262)	(30,384)	(96,237)
Total net (decrease) increase in cash and cash equivalents	24,298	(28,496)	21,254
Beginning balance of cash and cash equivalents	137,649	165,973	322,943
Exchange differences on cash and cash equivalents in foreign currencies	(2,179)	172	—
Ending balance of cash and cash equivalents	$159,768	$137,649	$344,197
Restricted cash and cash equivalents	298	1,179	4,586
Cash and cash equivalents	159,470	136,470	339,611
Ending balance of cash and cash equivalents	$159,768	$137,649	$344,197

Adjusted EBITDA ($,000):

	Q1´24	Q4´23	Q1´23
Profit (loss) attributable to the parent	$(2,024)	$(11,118)	$20,991
Profit (loss) attributable to non-controlling interest	(546)	3,954	4,477
Income tax (benefit) expense	(1,155)	4,160	9,461
Net finance expense	7,669	12,331	10,980
Depreciation and amortization charges	18,669	20,090	17,990
EBITDA	22,613	29,417	63,899
Exchange differences	(1,383)	4,897	(1,455)
Impairment	—	23,614	(246)
New strategy implementation	1,361	(1,000)	2,049
Subactivity	942	2,995	3,713
PPA Energy	2,270	339	(23,193)
Adjusted EBITDA	$25,803	$60,262	$44,767

Adjusted profit attributable to Ferroglobe ($,000):

	Q1´24	Q4´23	Q1´23
(Loss) profit attributable to the parent	$(2,024)	$(11,118)	$20,991
Tax rate adjustment	17	4,959	(599)
Impairment	—	17,333	(175)
New strategy implementation	933	(734)	1,459
Subactivity	646	2,198	2,644
PPA Energy	1,556	249	(16,513)
Adjusted profit attributable to the parent	$1,168	$12,887	$7,807

Adjusted diluted profit per share:

	Q1´24	Q4´23	Q1´23
Diluted (loss) profit per ordinary share	$(0.01)	$(0.06)	$0.11
Tax rate adjustment	0.00	0.03	(0.00)
Impairment	—	0.09	(0.00)
New strategy implementation	0.00	—	0.01
Subactivity	0.00	0.01	0.01
PPA Energy	0.01	0.00	(0.09)
Adjusted diluted (loss) profit per ordinary share	$—	$0.07	$0.05

NASDAQ: GSM First Quarter 2024 Results May 15, 2024 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of energy and other raw materials; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage operational risks including industrial accidents and natural disasters; (x) ability to manage a global footprint; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated May 14, 2024 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM Q1 2024 Business Review

NASDAQ: GSM • Redeemed remaining $150 million of Senior Secured Notes in February 2024 • Net positive cash position of $79 million • Gross debt at an all-time low of $81 million • Increasing adj. EBITDA guidance to $130-$170 million • France operations began production in April • S. Carolina quartz operation on schedule to mine in Q3-24 • Applying for a permit to expand silicon metal operations in the North America • Strategic investment in Coreshell STRONGER, MORE FLEXIBLE FERROGLOBE 4 • Paid quarterly cash dividend of 1.3 cents per share in Q1 • Declaring Q2 dividend of 1.3 cents, payable on June 27 • BoD approved share buyback program; shareholders to vote in June AGM • Index prices impacted by supply constraints • Demand in Europe still weak • North America continues to show better business conditions • The US International Trade Commission issued a preliminary decision in our favor on predatory FeSi import pricing Operations and Strategy Strengthened Balance Sheet Current Market Environment Implemented Capital Return Policy

NASDAQ: GSM Increase from 4Q Increase from 4Q Decrease from 4Q Increase from 4Q Free cash flow of $180M Operating cash flow of $200m Operating cash flow of $198M Adjusted EBITDA of $26M Strong sales of $392M WELL POSITIONED TO DELIVER GROWTH 5

NASDAQ: GSM Total 7% SILICON METAL Europe 30% Other (5)% N. America 2% 6 Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends Silicon Metal Shipment Trends Q/Q by Region Outlook: Prices continue firming in the US; European demand still soft; both regions have benefitted from supply disruptions, although European supply tightness is easing due to increased production and imports from China 2,000 2,500 3,000 3,500 4,000 4,500 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 US CRU spot - import EU CRU spot (5.5.3)

NASDAQ: GSM Total 10% SILICON BASED ALLOYS Europe 2% Other 5% N. America 21% 7 Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends Silicon Alloys Shipment Trends Q/Q by Region Outlook: Diverging markets with prices improving in North America; European prices are retrenching amid weak industrial activity 1,000 1,500 2,000 2,500 3,000 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 FeSi US CRU spot - import FeSi EU CRU spot

NASDAQ: GSM Total 1% Europe (2)% Other 0% N. America 426% MANGANESE BASED ALLOYS Outlook: Steel production weak in Europe; prices improved due to manganese ore shortage; expect demand improvement in the second half of 2024 8 Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends Manganese Alloys Shipment Trends Q/Q by Region 800 900 1,000 1,100 1,200 1,300 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot

NASDAQ: GSM Q1 Financial Review

NASDAQ: GSM FINANCIAL FLEXIBILITY TO ADVANCE OUR STRATEGY 10 (in USD million, except EPS) Q1 2024 Q4 2023 Q/Q Sales $391.9 $376.0 Raw materials & energy for prod. $(257.4) $(199.9) Adj. diluted EPS $0.00 $0.07 Adj. EBITDA $25.8 $60.3 Raw materials / sales % 66% 53% Adj. EBITDA margin 7% 16% Sales growth was driven by volume increases across all segments, partially offset by lower prices in silicon metal and silicon alloys Adj. EPS was $0.00, down from $0.07 EBITDA margin declined from 16% to 7% due to weaker prices and higher production costs Raw materials and energy consumption for production increase driven by lower energy and CO2 compensation in France

NASDAQ: GSM • Average selling prices across core products decreased 2.3%: Silicon metal -6.4%, silicon-based alloys -4.9% and Mn-based alloys 8.2% • Total volume increased 5.8%: Silicon metal 6.9%, silicon-based alloys 10.2% and Mn-based alloys 1.5% • Costs affected by lower energy and CO2 compensation in France, partially offset by lower raw material and energy prices in Spain • Head offices & non-core business improvement was driven by mining operations performance in the first quarter and a fourth quarter tax accrual ADJUSTED EBITDA BRIDGE Q1-24 VS. Q4-23 ($m) 11 (¹) (¹) (¹) (¹) Includes Silica Fume and by-products (not shown in product bridges)

NASDAQ: GSM CASH FLOW SUMMARY 12 (in USD millions) Q1 2024 Q4 2023 Q/Q EBITDA $22.6 $29.4 Non-cash items & Other $(1.2) $(43.5) Energy compensation $154.6 $56.2 Changes in NWC $17.4 $(4.3) Cash tax payments $4.6 $(12.7) Capital Expenditures $(18.2) $(25.5) Free cash flow 1 $179.8 $(0.4) Cash from 2023 French energy rebate collected in January 2024, used to redeem Senior Secured Notes in February Generated $180 million of free cash flow in 1Q 2024 Released $17 million of working capital during Q1 2024 (¹) Free cash flow defined as cash from operations less capital expenditures

NASDAQ: GSM $400 $400 $237 $239 $81 $55 $37 $71 $101 ($79) Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Adj. Gross Debt Net Debt Cash trends ($m) Adjusted gross and net debt ($m) CASH AND DEBT EVOLUTION 13 • Cash balance of $160 million as of Mar. 31, 2024 • Net cash positive of $79 million for the first time in history $344 $363 $166 $138 $160 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24

NASDAQ: GSM Corporate Update

NASDAQ: GSM 15 KEY TAKEAWAYS Enhancing capital allocation policy • Paid quarterly cash dividend of $1.3 cents per share in March • BoD approved a share buyback program; shareholder vote scheduled for June AGM Net cash positive for first time in Company's history • Net cash positive position of $79 million as of March 31, 2024 • Adjusted gross debt at $81 million Expanding development partnership to advance silicon in EV batteries • Signed a Memorandum of Understanding to pursue silicon-rich EV battery technology in the US • Made a strategic investment in Coreshell after promising test results in our lab Applying for a permit to expand our Silicon Metal production in North America • To meet the increasing demand from solar and EV battery sectors

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 18 303 185 130 45 106 104 60 26 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Adjusted EBITDA Quarterly Sales $ millions Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Silicon Metal 356 264 184 161 195 198 168 169 Silicon Alloys 236 179 127 137 133 115 107 113 Mn Alloys 193 97 97 62 78 59 60 66 Other Business 56 53 40 41 50 45 32 44 Total Revenue 841 593 448 401 456 417 367 392

NASDAQ: GSM Investor Relations Alex Rotonen VP, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Executive Director, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com